

**DIVISION OF
INVESTMENT MANAGEMENT**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

March 12, 2025

<u>**BY EMAIL**</u>

Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, Pennsylvania 19103, USA
joshua.deringer@faegredrinker.com

      Re: <u>Bow River Capital Evergreen Fund, et al. (the "Applicants"); File No. 812-15444</u>

Dear Mr. Deringer:

    By Form APP WD filed with the Securities and Exchange Commission on July 19, 2024, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

                Sincerely,

                /s/ Terri G. Jordan

                Terri G. Jordan
                Branch Chief

Cc: Scott Jameson, Esq.
       Division of Investment Management

       Stacie Lamb, Esq.
       Faegre Drinker Biddle & Reath LLP